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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                              MK RESOURCES COMPANY
                           (formerly MK Gold Company)
                                (Name of Issuer)

     COMMON STOCK, $0.01 PAR VALUE                     55305P 10 0
     (Title of class of securities)                   (CUSIP number)

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  MARCH 4, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 6 pages)
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

----------------------------------------------------------------------------------                ----------------------------------
CUSP No.  527288 5 10 4                                                                 13D
----------------------------------------------------------------------------------                ----------------------------------
---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [  ]
                                                                                                                            (b) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                                           [  ]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   27,212,735*
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 None
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              27,212,735*
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            None

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   27,212,735*

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [  ]
                       See Item 5.
---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   72.1%*

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------

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*    Does not include shares issuable upon conversion of the Company's outstanding debt to Leucadia under the credit agreement between the parties. See Item 4.


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           Item 1. Security and Issuer.
                   -------------------

           This Statement constitutes Amendment No. 8 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

           Item 4. Purpose of the Transaction.
                   --------------------------

           On March 4, 2005, Leucadia and the Company entered into Amendment No. 12 ("Amendment No. 12") to the credit agreement between the parties (as amended, the "Credit Agreement"). Also on March 4, 2005, the Company's wholly owned Dutch subsidiary, MK Gold Exploration B.V. (the "Dutch Subsidiary"), entered into a separate Credit Agreement (the "Dutch Subsidiary Credit Agreement") with Leucadia.

           Amendment No. 12 amended the Credit Agreement to, among other things, increase the amount available for borrowing thereunder from $75 million to $80 million; extend the term of the Credit Agreement to January 3, 2007; secure outstanding loans under the Credit Agreement by a pledge of issued and outstanding stock of the Dutch Subsidiary, as described below; and decrease Leucadia's optional conversion price from $1.75 per share to $1.30 per share.

           The Dutch Subsidiary may borrow up to $35 million under the Dutch Subsidiary Credit Agreement for the purpose of making a capital contribution to its wholly owned Spanish subsidiary, Cobre Las Cruces, S.A. ("CLC"), which owns the Las Cruces copper project. Outstanding loans under the Dutch Subsidiary Credit Agreement bear interest at a rate equal to the Eurodollar rate plus 2.5%, and accrued interest will be capitalized quarterly. The termination date of the Dutch Subsidiary Credit Agreement is January 3, 2007. Leucadia may terminate the facility on December 15 of any year commencing 2006, however, provided that Leucadia notifies the Dutch Subsidiary of the termination before September 15 of the relevant year. Substantially all of the $35 million of available borrowings under the Dutch Subsidiary Credit Agreement will be required to be used by the Dutch Subsidiary to make an immediate capital contribution of approximately
Euro 26 million to CLC. This capital contribution is required in order for CLC to remain eligible to receive certain Spanish government subsidies relating to the Las Cruces project. If CLC does not receive a substantial portion of the subsidies, a mandatory prepayment by the Dutch Subsidiary will be required, which the Dutch Subsidiary shall fund by causing CLC to declare and pay a dividend to it in amount equal to all of the funds contributed to CLC by it (or the maximum amount permitted by law).

           As conditions to amending the Credit Agreement and entering into the Dutch Subsidiary Credit Agreement, the Company agreed to (1) guarantee the obligations of the Dutch Subsidiary under the Dutch Subsidiary Credit Agreement and (2) secure the obligations of the Company under the Credit Agreement and its


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guarantee of the Dutch Subsidiary Credit Agreement by pledging to Leucadia 65%
of the issued and outstanding stock of the Dutch Subsidiary. The Company executed a Guaranty (the "Guaranty"), dated March 4, 2005, in favor of Leucadia, and an Agreement and Deed of Pledge (the "Agreement and Deed of Pledge"), dated March 7, 2005, as required by the terms of Amendment No. 12 and the Dutch Subsidiary Credit Agreement.

           The full texts of Amendment No. 12, the Dutch Subsidiary Credit Agreement, the Guaranty and the Agreement and Deed of Pledge have been filed as exhibits to the Company's Current Report on Form 8-K, dated March 8, 2005, and are incorporated herein by reference.

           Except as discussed above, Leucadia has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           Item 5. Interest in Securities of the Issuer.
                   ------------------------------------

           (a) As of the date of this Amendment No. 8, Leucadia owns 27,212,735 shares of Common Stock, representing approximately 72.1% of the outstanding Common Stock of the Company. The foregoing does not include shares issuable upon conversion of outstanding amounts under the Credit Agreement. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

           (b) As of the date of this Amendment No. 8, Leucadia has sole dispositive powers with respect to 27,212,735 shares of Common Stock.

           (c) Not applicable

           (d) Not applicable

           (e) Not applicable

           Item 6. Contracts, Arrangements, Understandings or Relationships with
                   -------------------------------------------------------------
                   Respect to the Securities of the Issuer.
                   ----------------------------------------

           The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

           Item 7. Material to be Filed as Exhibits.
                   --------------------------------

           1. Amendment No. 12 to the Credit Agreement, dated as of March 4, 2005, by and between MK Resources Company, as borrower, and Leucadia National Corporation, as lender (filed as Exhibit 10.1 to MK Resources Company's Current Report on Form 8-K, dated March 8, 2005, and incorporated herein by reference).

           2. Credit Agreement, dated as of March 4, 2005, between MK Gold Exploration B.V., as borrower, and Leucadia National Corporation, as lender (filed as Exhibit 10.2 to MK Resources Company's Current Report on Form 8-K, dated March 8, 2005, and incorporated herein by reference).


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           3. Note, dated as of March 4, 2005, between MK Gold Exploration B.V.
and Leucadia National Corporation (filed as Exhibit 10.3 to MK Resources Company's Current Report on Form 8-K, dated March 8, 2005, and incorporated herein by reference).

           4. Guaranty, dated as of March 4, 2005, between MK Resources Company and Leucadia National Corporation (filed as Exhibit 10.4 to MK Resources Company's Current Report on Form 8-K, dated March 8, 2005, and incorporated herein by reference).

           5. Agreement and Deed of Pledge, dated as of March 7, 2005 (filed as
Exhibit 10.5 to MK Resources Company's Current Report on Form 8-K, dated March 8, 2005, and incorporated herein by reference).




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                                   SIGNATURE
                                   ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  March 8, 2005

                                           LEUCADIA NATIONAL CORPORATION

                                           By: /s/ Joseph A. Orlando
                                               ---------------------------------
                                               Name:   Joseph A. Orlando
                                               Title:  Vice President







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